FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

<u>Bear Stearns Asset Backed Securities I LLC</u>	<u>0001283557</u>
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
<u>Form 8-K, July 27, 2005, Series 2005-AC5</u>	<u>333-125422</u>

Name of Person Filing the Document
(If Other than the Registrant)





05062426



PROCESSING
SEC MAIL
RECEIVED
AUG 0 1 2005
SECTION
185
WASH., D.C.



PROCESSED
AUG 03 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC



By: ______________________
Name: Baron Silverstein
Title: Vice President

Dated: July 29, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Issue Computational Materials

$365,189,085 (Approximately)

Asset-Backed Certificates, Series 2005-AC5 Group I

Bear Stearns Asset Backed Securities I Trust 2005-AC5
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

July 19, 2005

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. You are urged to read the prospectus and the prospectus supplement or private placement memorandum (the "Offering Documents") and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and is subject to completion. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
I-A-1	$124,350,742	32.86%	23.25%	Floater (d)(e)(f)	3.106	08/25/35	Aaa / AAA
I-A-2	$20,000,000	5.28%	23.25%	Floater (d)(e)(g)	3.106	08/25/35	Aaa / AAA
I-A-3	$75,000,000	19.82%	23.25%	5.42% Fixed (d)(e)	3.106	08/25/35	Aaa / AAA
I-A-4	$71,097,552	18.79%	23.25%	5.50% Fixed (d)(e)	3.106	08/25/35	Aaa / AAA
I-A-5	(h)	(h)	23.25%	Inverse Floater (d)(e)(i)	3.106	08/25/35	Aaa / AAA
I-M-1	$25,544,321	5.50%	16.50%	Floater (d)(e)(j)	3.106	08/25/35	Aa2 / AA
I-M-2	$20,435,457	5.40%	11.10%	Floater (d)(e)(k)	3.106	08/25/35	A2 / A
I-M-3	$9,082,425	2.50%	8.70%	Floater (d)(e)(l)	3.106	08/25/35	A3 / A-
I-B-1	$8,325,557	2.30%	6.50%	Floater (d)(e)(m)	3.106	08/25/35	Baa1 / BBB+
I-B-2	$6,244,167	2.20%	4.85%	Floater (d)(e)(n)	3.106	08/25/35	Baa2 / BBB
I-B-3	$5,108,864	1.70%	3.50%	Floater (d)(e)(o)	3.106	08/25/35	Baa3 / BBB-
I-B-4	$11,353,032	2.20%	0.50% (p)	Floater (d)(e)(q)	not	offered	Ba2 / BB
Total	**$376,542,117**	99.50%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the related mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of such mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in July 2015.

(d) See Optional Redemption Definition.

(e) The Class I-A-1 Certificates and Class I-A-2 Certificates will be subject to a cap equal to 5.50%, plus the amount of the Rate Increase, if any, (exclusive of any rights to receive interest under the interest rate cap agreement described below) and a floor equal to 0.50%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the related mortgage loans as described below. The Class I-A-3 Certificates and Class I-A-4 Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class I-A-5 Certificates will be subject to a cap equal to 5.00% and a floor equal to 0.00%, and will also be subject to a cap based on the weighted average of the net mortgage rates on the related mortgage loans as described below. The Class I-A-1, Class I-A-2 and Class I-A-5 Certificates will be subject to a cap based on the weighted average of the net mortgage rates on the related mortgage loans, calculated based on a certificate principal balance equal to the Certificate Principal Balance of the Class I-A-1 and Class I-A-2 Certificates and a fixed pass-through rate of 5.50% per annum and a rate increase of 0.50% per annum after the 20% Clean-Up Call Date. If the weighted average of the net mortgage rates on the related mortgage loans is less than 5.50% per annum (or, after the 20% Clean-Up Call Date, 6.00% per annum), the amount of the net wac shortfall which would occur with respect to the certificates will be allocated among the Class I-A-1, Class I-A-2 and Class I-A-5 Certificates in proportion to their current entitlements to interest calculated without regard to this cap. The Class M Certificates and Class B Certificates will be subject to a cap equal to the lesser of 9.00% and the weighted average of the net mortgage rates on the related mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class I-A-1 Certificates will be a floating rate based on One-Month LIBOR + [0.50%] (per annum).
(g) The pass-through rate for the Class I-A-2 Certificates will be a floating rate based on One-Month LIBOR + [0.50%] (per annum).
(h) The Class I-A-5 Certificates will not have a Certificate Principal Balance and will not be entitled to distributions of principal. The Class I-A-5 Certificates will accrue interest on their notional amount. The notional amount of the Class I-A-5 Certificates will be equal to the Certificate Principal Balance of the Class I-A-1 and Class I-A-2 Certificates
(i) The pass-through rate for the Class I-A-5 Certificates will be a floating rate equal to 5.00% minus One-Month LIBOR (per annum).
(j) The pass-through rate for the Class I-M-1 Certificates will be a floating rate based on One Month LIBOR + [0.48%] (per annum).
(k) The pass-through rate for the Class I-M-2 Certificates will be a floating rate based on One Month LIBOR + [0.67%] (per annum).
(l) The pass-through rate for the Class I-M-3 Certificates will be a floating rate based on One Month LIBOR + [0.71%] (per annum).
(m) The pass-through rate for the Class I-B-1 Certificates will be a floating rate based on One Month LIBOR + [1.25%] (per annum).
(n) The pass-through rate for the Class I-B-2 Certificates will be a floating rate based on One Month LIBOR + [1.35%] (per annum).
(o) The pass-through rate for the Class I-B-3 Certificates will be a floating rate based on One Month LIBOR + [1.80%] (per annum)
(p) Credit Enhancement for the Class I-B-4 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.50% initially, with a floor of 0.50% of the original aggregate stated principal balance of the mortgage loans.
(q) The pass-through rate for the Class I-B-4 Certificates will be a floating rate based on One Month LIBOR + [3.00%] (per annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $378,434,389.
- The mortgage loans were primarily originated by Impac Funding Corporation (approximately 24%) and Waterfield Mortgage Company (approximately 25%), with approximately ninety one other originators totaling approximately 51% (none of which represent greater than 5% of the pool) pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of June 1, 2005.

The Structure

The Senior Certificates (other than the Class I-A-5 Certificates), Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class I-A-1, Class I-A-2 and Class I-A-5 Certificates

The Class I-A-1, Class I-A-2 and Class I-A-5 Certificates (and together with the Class I-A-3 and Class I-A-4 Certificates, the "Class I-A Certificates") will be floating rate senior securities.

Class I-A-3 and Class I-A-4 Certificates

The Class I-A-3 and Class I-A-4 Certificates (and together with the Class I-A-1, Class I-A-2 and Class I-A-5 Certificates, the "Class I-A Certificates") will be fixed rate senior securities.

Class I-M-1 Certificates

The Class I-M-1 Certificates (and together with the Class I-M-2 Certificates and Class I-M-3 Certificates, the "Class I-M Certificates) will be issued as floating rate mezzanine securities. The Class I-M-1 Certificates will be subordinate to the Class I-A Certificates.

Class I-M-2 Certificates

The Class I-M-2 Certificates will be issued as floating rate mezzanine securities. The Class I-M-2 Certificates will be subordinate to the Class I-A Certificates and the Class I-M-1 Certificates.

Class I-M-3 Certificates

The Class I-M-3 Certificates will be issued as floating rate mezzanine securities. The Class I-M-3 Certificates will be subordinate to the Class I-A Certificates, the Class I-M-1 Certificates and the Class I-M-2 Certificates.

Class I-B-1 Certificates

The Class I-B-1 Certificates will be issued as floating rate subordinate securities. The Class I-B-1 Certificates will be subordinate to the Class I-A Certificates and the Class I-M Certificates.

Class I-B-2 Certificates

The Class I-B-2 Certificates will be issued as floating rate subordinate securities. The Class I-B-2 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates and the Class I-B-1 Certificates.

Class I-B-3 Certificates
The Class I-B-3 Certificates will be issued as floating rate subordinate securities. The Class I-B-3 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates, the Class I-B-1 Certificates and the Class I-B-2 Certificates.

Class I-B-4 Certificates
The Class I-B-4 Certificates will be issued as floating rate subordinate securities. The Class I-B-4 Certificates will be subordinate to the Class I-A Certificates, the Class I-M Certificates, the Class I-B-1 Certificates, the Class I-B-2 Certificates and the Class I-B-3 Certificates.

Non-offered Certificates
The Class, I-B-4, Class I-P, Class I-C and the Class I-R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	EMC Mortgage Corporation (approximately 99%) and Cendant (approximately 1%).
Originators:	Impac (24%) and Waterfield (25%) and approximately 91 other originators.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	U.S. Bank National Association.
Cut-off Date:	July 1, 2005.
Closing Date:	On or about July 29, 2005.
Distribution Date:	25th day of each month (or the next business day), commencing in August 2005
Optional Redemption:	At its option the holder of the Class I-C Certificates, or, if there is no single holder, the majority holder of the Class I-C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in July 2015.

In addition, if the holder of the Class I-C Certificates does not exercise its option to purchase all of the remaining assets in the trust fund ("Optional Redemption"), at any time, the pass-through rate on the Class I-A, Class I-M and Class I-B Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, [0.500%] per annum for the Class I-A-1 Certificates and Class I-A-2 Certificates, [0.240%] per annum for the Class I-M-1 Certificates, [0.335%] per annum for the Class I-M-2 Certificates, [0.355%] per annum for the Class I-M-3 Certificates, [0.625%] per annum for the Class I-B-1 Certificates, [0.675%] per annum for the Class I-B-2 Certificates, [0.900%] per annum for the Class I-B-3 Certificates and [1.500%] for the Class I-B-4 Certificates; or (B) on the first Distribution Date after the Distribution Date in July 2015, [0.500%] per annum for the Class I-A-1 Certificates and Class I-A-2 Certificates, [0.240%] per annum for the Class I-M-1 Certificates, [0.335%] per annum for the Class I-M-2 Certificates, [0.355%] per annum for the Class I-M-3 Certificates, [0.625%] per annum for the Class I-B-1 Certificates, [0.675%] per annum for the Class I-B-2 Certificates, [0.900%] per annum for the Class I-B-3 Certificates and [1.500%] for the Class I-B-4 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in July 2015, thereafter all net monthly excess cashflow will be paid as principal to the Class I-A, Class I-M and Class I-B Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the related mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans in the related loan group, insurance proceeds and liquidation proceeds, received during the related Due Period with respect to the related mortgage loans, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees, Master Servicing Fees and LPMI Fees (if applicable).

Net WAC Rate: For each Distribution Date, (a) with respect to the Class I-A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans in the related loan group as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class I-M Certificates and Class I-B Certificates, a per annum rate equal to the lesser of (i) 9.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Pass-Through Rates: The pass-through rate for the Class I-A Certificates will be a per annum fixed or floating rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class I-M Certificates and Class I-B Certificates will be the least of (i) the per annum floating rates, (ii) 9.00% per annum and (iii) the related Net WAC Rate.

Net WAC Rate Carryover Amount: With respect to each class of offered certificates and any Distribution Date, an amount equal to the sum of (i) the excess, if any, of (x) the amount of interest such class would have been entitled to receive on such Distribution Date if the Pass-Through Rate applicable to such class would not have been reduced by the related Net WAC Rate cap on such Distribution Date (not to exceed 5.50% per annum in the case of the Class I-A-1 and Class I-A-2 Certificates (exclusive of any rights to receive interest under the interest rate cap agreement described below)), and not to exceed 5.00% per annum in the case of the Class I-A-5 Certificates and not to exceed 9.00% per annum in the case of the Class I-M Certificates and Class I-B Certificates) over (y) the amount of interest paid on such Distribution Date if the Pass-Through Rate is limited by the related Net WAC Rate plus (ii) the related Net WAC Rate Carryover Amount for the previous Distribution Date not previously distributed together with interest thereon at a rate equal to the Pass-Through Rate for such class for the most recently ended Accrual Period.

Interest Rate CapAgreement:

The Class I-A-1 and Class I-A-2 Certificates will benefit from an interest rate cap agreement, the payments on which will be available to mitigate certain interest shortfalls. The interest rate cap agreement will not guarantee that any of the Class I-A-1 and Class I-A-2 Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class I-A-1 and Class I-A-2 Certificates will terminate after the Distribution Date in [ ]. It is anticipated that the interest rate cap agreement will include the following terms:

- Class I-A-1 and Class I-A-2 Certificates Notional Balances: Strike Rate of 5.00% (capped at 9.00%) for months 1-97.

Any amounts received under the interest rate cap agreement will be used first, to pay any Net WAC Carryover Amounts with respect to the Class I-A-1 and I-A-2 Certificates, and then, any remaining amounts will be distributed to the Class I-C Certificates.

Interest Payments:

On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid less Prepayment Interest Shortfalls to the extent not covered by Compensating Interest and any Relief Act Shortfalls.

The "Accrual Period" for the Class I-A-1 Certificates, Class I-A-2 Certificates, Class I-A-5 Certificates, Class I-M Certificates and Class I-B Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class I-M Certificates and Class I-B Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The "Accrual Period" for the Class I-A-3 Certificates and Class I-A-4 Certificates will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The Trustee will calculate interest on the Class I-A Certificates based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class I-M Certificates and Class I-B Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount:

For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments: On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance: With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance: With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class I-M Certificates and Class I-B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein, and increased by any Subsequent Recoveries on the mortgage loans to the extent described in the Prospectus Supplement.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the Principal Remittance Amount for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in July 2015, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow remaining after payment of Unpaid Interest Shortfall Amounts for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the related mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) in the related group as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month with respect to the related mortgage loans, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-A Certificates;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-1 Certificates;
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-2 Certificates;
7. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-3 Certificates; and
8. Payment of the related Monthly Interest Distributable Amount to the holders of the Class I-B-4 Certificates.

On any Distribution Date, any Prepayment Interest Shortfalls and any Relief Act Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class I-C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class I-A, Class I-M and Class I-B Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class I-A Certificates, then to the Class I-M-1 Certificates, then to the Class I-M-2 Certificates, then to the Class I-M-3 Certificates, then to the Class I-B-1 Certificates, then to the Class I-B-2 Certificates, then to the Class I-B-3 Certificates and then to the holders of Class I-B-4 Certificates, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class I-M-1 Certificates;

4. Payment of any allocated realized loss amount to the holders of the Class I-M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class I-M-3 Certificates;
6. Payment of any allocated realized loss amount to the holders of the Class I-B-1 Certificates;
7. Payment of any allocated realized loss amount to the holders of the Class I-B-2 Certificates;
8. Payment of any allocated realized loss amount to the holders of the Class I-B-3 Certificates;
9. Payment of any allocated realized loss amount to the holders of the Class I-B-4 Certificates; and
10. Payments to a reserve account to the extent necessary to pay any Net WAC Rate Carryover Amounts, first to the holders of the Class I-A Certificates (after taking into account amounts paid under the interest rate cap agreement with respect to the Class I-A-1 Certificates), on a pro rata basis, based on the entitlement of each such class, then to the Class I-M-1 Certificates, then to the Class I-M-2 Certificates, then to the Class I-M-3 Certificates, then to the Class I-B-1 Certificates, then to the Class I-B-2 Certificates, then to the Class I-B-3 Certificates and then to the holders of Class I-B-4 Certificates, to the extent not previously reimbursed.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the related mortgage loans will be allocated first to the Net Monthly Excess Cashflow as part of the payment of the Extra Principal Distribution Amount, then to the Overcollateralized Amount until reduced to zero, then to the Class I-B-4 Certificates, then to the Class I-B-3 Certificates, then to the Class I-B-2 Certificates, then to the Class I-B-1 Certificates, then to the Class I-M-3 Certificates, then to the Class I-M-2 Certificates, and then to the Class I-M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class I-B Certificates and Class I-M Certificates such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class I-B Certificates and Class I-M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class I-B Certificates and Class I-M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans in the related loan group (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Credit Enhancement:

- Subordination: Initially, 23.25% for the Class I-A Certificates; 16.50% for the Class I-M-1 Certificates; 11.10% for the Class I-M-2 Certificates; 8.70% for the Class I-M-3 Certificates; 6.50% for the Class I-B-1 Certificates; 4.85% for the Class I-B-2 Certificates, 3.50% for the Class I-B-3 Certificates and the Overcollateralized Amount (0.50% initially), for the Class I-B-4 Certificates.
- Overcollateralization Target Amount: 0.50% of the aggregate Stated Principal Balance of the related mortgage loans as of the Cut-off Date.

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.250% per annum, payable monthly and a LPMI Fee Rate of 0.03% per annum (initially), payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Compensating Interest: Each servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class I-A and Class I-M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

NET MONTHLY EXCESS CASHFLOW SCHEDULE

Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points	Distribution Date	Excess Basis Points
25-Aug-05		25-Dec-07		25-Apr-10	
25-Sep-05		25-Jan-08		25-May-10	
25-Oct-05		25-Feb-08		25-Jun-10	
25-Nov-05		25-Mar-08		25-Jul-10	
25-Dec-05		25-Apr-08		25-Aug-10	
25-Jan-06		25-May-08		25-Sep-10	
25-Feb-06		25-Jun-08		25-Oct-10	
25-Mar-06		25-Jul-08		25-Nov-10	
25-Apr-06		25-Aug-08		25-Dec-10	
25-May-06		25-Sep-08		25-Jan-11	
25-Jun-06		25-Oct-08		25-Feb-11	
25-Jul-06		25-Nov-08		25-Mar-11	
25-Aug-06		25-Dec-08		25-Apr-11	
25-Sep-06		25-Jan-09		25-May-11	
25-Oct-06		25-Feb-09		25-Jun-11	
25-Nov-06		25-Mar-09		25-Jul-11	
25-Dec-06		25-Apr-09		25-Aug-11	
25-Jan-07		25-May-09			
25-Feb-07		25-Jun-09			
25-Mar-07		25-Jul-09			
25-Apr-07		25-Aug-09			
25-May-07		25-Sep-09			
25-Jun-07		25-Oct-09			
25-July-07		25-Nov-09			
25-Aug-07		25-Dec-09			
25-Sep-07		25-Jan-10			
25-Oct-07		25-Feb-10			
25-Nov-07		25-Mar-10			

SUBORDINATE CAP SCHEDULE

Note:
The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class I-A, Class I-M and Class I-B Certificates less interest due to the Class I-A Certificates divided by b) the aggregate principal balance of the Class I-M and Class I-B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period. Below is a table showing the Subordinate Cap for specified distribution dates assuming the prepayment pricing speed assumption of 8% CPR building to 24% CPR in 12 months, and remaining constant at 24% CPR thereafter and no losses.

Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap	Distribution Date	Subordinate Cap
25-Aug-05		25-Dec-07		25-Apr-10	
25-Sep-05		25-Jan-08		25-May-10	
25-Oct-05		25-Feb-08		25-Jun-10	
25-Nov-05		25-Mar-08		25-Jul-10	
25-Dec-05		25-Apr-08		25-Aug-10	
25-Jan-06		25-May-08		25-Sep-10	
25-Feb-06		25-Jun-08		25-Oct-10	
25-Mar-06		25-Jul-08		25-Nov-10	
25-Apr-06		25-Aug-08		25-Dec-10	
25-May-06		25-Sep-08		25-Jan-11	
25-Jun-06		25-Oct-08		25-Feb-11	
25-Jul-06		25-Nov-08		25-Mar-11	
25-Aug-06		25-Dec-08		25-Apr-11	
25-Sep-06		25-Jan-09		25-May-11	
25-Oct-06		25-Feb-09		25-Jun-11	
25-Nov-06		25-Mar-09		25-Jul-11	
25-Dec-06		25-Apr-09		25-Aug-11	
25-Jan-07		25-May-09			
25-Feb-07		25-Jun-09			
25-Mar-07		25-Jul-09			
25-Apr-07		25-Aug-09			
25-May-07		25-Sep-09			
25-Jun-07		25-Oct-09			
25-July-07		25-Nov-09			
25-Aug-07		25-Dec-09			
25-Sep-07		25-Jan-10			
25-Oct-07		25-Feb-10			
25-Nov-07		25-Mar-10			